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o EXHIBIT 99.1

                      PERFORMANCE IN FEBRUARY, 2004 (POSCO)

                        (Unit: 1,000 Metric tons, KRW BN)

                                       FEB. '04
                            -------------------------------
         ITEMS                         MOM (%)      YOY (%)    JAN. '04     FEB. '03
         -----                         -------     --------    --------     --------

Crude Steel Production        2,382     -3.8%        10.7%       2,475        2,151

     Sales Volume             2,324     -6.1%         4.8%       2,476        2,218

         Sales                1,378     -3.0%        30.0%       1,420        1,060
   Operating Profit             304    -31.1%        28.3%         441          237

     Total assets            18,926      2.4%         6.4%      18,482       17,780
   Total Liabilities          5,489      4.5%       -10.4%       5,253        6,129


The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.
All figures in the above table are based on non-consolidated financial statements.